

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2021

Daniel Okelo
Chief Executive Officer
Limitless Projects Inc.
2261 Rosanna Street
Las Vegas, Nevada 89117

Re: Limitless Projects Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 10, 2021
File No. 333-252795

Dear Mr. Okelo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed May 10, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1. We reviewed the changes made in response to comment 1. Please ask your auditor to revise their report to include an explanatory paragraph (immediately following the opinion paragraph), which states that the previously issued financial statements have been restated for the correction of an error and references Note 7 to the financial statements, where the error correction is described. Refer to paragraphs .09 and .16 of PCAOB AS 2820.

Daniel Okelo
Limitless Projects Inc.
May 19, 2021
Page 2

You may contact Scott Stringer at (202) 551-3272 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Greg Yanke